UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 24, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Bridgepoint Education, Inc.

File No. 333-156408 and 001-34272 - CF#33548

_____

Bridgepoint Education, Inc. submitted an application under Rule 406 and Rule 24b-2 requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on December 22, 2008, as amended, and multiple Securities Exchange Act reports filed between August 11, 2009 and August 7, 2014.

Based on representations by Bridgepoint Education, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.21	S-1	December 22, 2008	through December 31, 2020
10.5	10-Q	August 11, 2009	through December 31, 2020
10.2	10-Q	May 3, 2011	through December 31, 2020
10.67	10-K	March 7, 2012	through December 31, 2020
10.72	10-K	March 12, 2013	through December 31, 2020
10.73	10-K	March 12, 2013	through December 31, 2020
10.68	10-K	March 17, 2014	through December 31, 2020
10.69	10-K	March 17, 2014	through December 31, 2020
10.1	10-Q	August 7, 2014	through December 31, 2020
10.2	10-Q	August 7, 2014	through December 31, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary